March 8, 2025

Sean E. Quinn
Chief Financial Officer
Cimpress plc
First Floor Building 3
Finnabair Business and Technology Park A91 XR61
Dundalk, Co. Louth, Ireland

       Re: Cimpress plc
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed August 9, 2024
           Form 8-K Furnished January 29, 2025
           File No. 001-39148
Dear Sean E. Quinn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing